NEWS RELEASE

TALISMAN  ANNOUNCES FIRST OIL FROM THE

PM-3 CAA PHASE 2 & 3 PROJECT IN THE OVERLAPPING

AREA BETWEEN MALAYSIA AND VIETNAM

CALGARY, Alberta – September 30, 2003 – Talisman Malaysia Limited, a wholly-owned subsidiary of Talisman Energy Inc., has commenced oil production from the PM-3 Commercial Arrangement Area (CAA) Phase 2 & 3 project offshore Malaysia/Vietnam.  Phase 1 oil production commenced in July 1997.

The PM-3 CAA project is the largest petroleum development undertaken by a Canadian company in Asia, extracting oil and gas from six different offshore fields located throughout a 1,350 square-kilometer area in the overlapping zone between Malaysia and Vietnam.

“This large, complex project was built on schedule and within budget,” said Dr. Jim Buckee, President and Chief Executive Officer.  “The PM-3 CAA development is a step forward for Talisman and establishes Malaysia/Vietnam as a new core production area for the Company.  Production volumes from the project are planned to build-up as the full production system is commissioned and additional development wells are completed.  Oil volumes are expected to peak in early 2004.”

Talisman Malaysia is the operator for the PM-3 CAA project, which involves development of the West Bunga Kekwa, East Bunga Kekwa-Cai Nuoc, East Bunga Raya, West Bunga Raya, NW Bunga Raya and Bunga Seroja fields, located in the southeast portion of the block.  Design and fabrication of the offshore facilities began about three years ago.  Development drilling commenced in October 2002 and to date one-third of the planned 60-well development drilling program has been completed.  Development drilling is planned to continue throughout 2004.

Four new wellhead platforms, a central processing platform, compression annex platform, floating storage offloading vessel and inter-field pipelines have been installed.  These facilities have a production capacity of 60,000 bbls/d of oil and 270 mmcf/d of gas.

Talisman Malaysia together with Talisman Malaysia (PM3) Limited, holds a 41.44% interest in Block PM-3 CAA.  Petronas Carigali Sdn. Bhd. holds a 46.06% interest and PetroVietnam Investment & Development Company holds a 12.5% interest.  Petronas Carigali is the exploration and production subsidiary of Malaysia’s state owned Petronas while PetroVietnam Investment & Development Company is a subsidiary of PetroVietnam, the national oil company of Vietnam.  A portion of the unitized East Bunga Kekwa - Cai Nuoc field extends onto Vietnam Block 46-Cai Nuoc. Talisman Vietnam Limited is operator and holds a 33.15% interest in Block 46-Cai Nuoc. Petronas Carigali (Vietnam) Sdn. Bhd. holds a 36.85% interest and PetroVietnam Investment & Development Company holds a 30% interest.

Gas sales will be at the wellhead under a long-term contract to Petronas and PetroVietnam.  Petronas Carigali was responsible for building a new 24-inch 170 km gas pipeline from PM-3 CAA to the Resak Platform.  This pipeline is mechanically complete and gas sales are expected to commence by the end of October 2003.  PetroVietnam have confirmed their plan to build an 18-inch 330 km gas pipeline from PM-3 CAA to Ca Mau in southern Vietnam.  Engineering design and procurement activities are ongoing for the Ca Mau project and first deliveries of gas to Vietnam are slated for 2005-2006.  Petronas will take the entire sales gas volume until the Ca Mau project is ready to accept gas.

The Bunga Orkid/Bunga Pakma gas field complex in the north end of Block PM-3 CAA will be required to meet long-term gas sales commitments and is targeted for development in the 2007 timeframe.  A successful exploration well and two successful appraisal wells were drilled in this area during 2003.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations &

Corporate Communications

Phone:  403-237-1196

Fax:    403-237-1210

E-mail: tlm@talisman-energy.com

Forward-looking Statements

This news release contains statements about estimates of future production, sales and deliveries and business plans for drilling, development and operations that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include:  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to:  uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia or Vietnam); general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings “Management's Discussion and Analysis – Liquidity and Capital Resources”,  “- Risks and Uncertainties” and “- Outlook” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

26-03